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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                  Price Communications Corporation
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                        (Name of Issuer)

             Common Stock, par value $.01 per share
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                 (Title of Class of Securities)

                           741437305
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                         (CUSIP Number)

                     Peter G. Samuels, Esq.
                          1585 Broadway
                    New York, New York  10036
                         (212) 969-3335
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 12, 1995
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              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                (Continued on following pages(s))

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The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 741437305

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert Price
          052241539

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) / /
                                                       (b) / /

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          1,758,335

8.   SHARED VOTING POWER

          862,300

9.   SOLE DISPOSITIVE POWER

          724,191

10.  SHARED DISPOSITIVE POWER

          1,896,444
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          2,620,635

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                            / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          29.2%

14.  TYPE OF REPORTING PERSON

          IN


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          This Amendment No. 4 amends Items 3, 4, 5, 6 and 7.

Item 3.   Source and Amount of Funds or Other Consideration

               Robert Price supplied the funds for the
               deposit reported under Item 5.

Item 4.   Purpose of Transaction

               Any shares of Common Stock reported under Item 5 to be acquired by Mr. Price will be acquired as an investment. Mr. Price's rights to acquire such 862,300 of such shares are assignable and he may assign the right to acquire all or a portion of such shares.

               The Reporting Person has no plans or proposals which would result in any transaction enumerated in Items 4(b) through (j). From time to time Mr. Price may acquire or dispose of additional securities of the issuer. Also, as a director of Price Communications Corporation, Mr. Price may participate in decisions relating to the acquisition or disposition of its securities by Price Communications Corporation.

Item 5.   Interest in Securities of the Issuer

          (a)  Aggregate Number and Percentage of Shares of
               Common Stock Outstanding Beneficially Owned by
               Reporting Person

               As of January 12, 1995, Mr. Price, will
               beneficially own 2,620,635 shares of Common Stock or 29.2% of the shares outstanding on that date.

          (b)  Number of Shares and Power to Vote

               Mr. Price currently has the sole power to vote 1,758,335 of the shares listed under item 5(a); and the sole power to dispose of 724,191 of the shares listed under Item 5(a). He shares the power to dispose of the remaining 1,896,444 shares.

          (c)  Description of Securities Transactions

               On January 12, 1995, Robert Price entered into a letter agreement (the "Agreement") with S.A.C. Capital Management, L.P. ("SAC"), under which SAC agreed to sell 862,300 shares of Common Stock at a purchase price of $7.625 per share, or an aggregate of $6,575.50. Mr. Price provided a down

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               payment of $200,000.  The balance of the purchase
               price is due at the closing, which must take place not later than February 1, 1995. Mr. Price's rights under the Agreement are assignable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

               In addition, SAC and Steven A. Cohen, President of the General Partner of SAC, Lawson Capital Management, L.P., and Michael Lewittes agreed that subject to being able to participate in certain passive investments amounting to less than 5% of the outstanding Common Stock, for a period of five years after the date of the Agreement, that neither SAC nor Steven A. Cohen, Lawson Capital Management, L.P., Michael Lewittes nor any of their respective partners, stockholders, officers, employees, affiliates or associates ("Restricted Persons") will, in any manner, alone or in concert with others, directly or indirectly, whether or not pursuant to any legally binding agreement or commitment, and whether for their own accounts or for the account of any other person or entity, without the prior written approval of the Board of Directors of the Company, (i) acquire, or offer to acquire, or negotiate with respect to the acquisition of, record or beneficial ownership of any capital stock, debt securities, indebtedness or any other securities of the Company or any subsidiary of the Company ("Price Securities") or any options or other rights to acquire Price Securities or any other interest in the Company or any subsidiary thereof or any assets of the Company or any subsidiary thereof or any assets of the Company or any subsidiary of the Company, (ii) offer to enter into any acquisition or other business combination transaction relating to the Company or any subsidiary of the Company (or hold negotiations with respect with respect to the foregoing), (iii) participate in or encourage the formation of any "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") which owns or seeks or offers to acquire record or beneficial ownership of voting securities of the Company (including rights to acquire such voting securities) or which seeks or offers to affect control of the Company,
               (iv) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or become a "participant" in any "election contest" (as such terms are defined

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               or used in Rule 14a-11 under the Exchange Act) to
               vote, or seek to advise or influence any person or entity with respect to the voting of any Price Securities, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board of Directors or the policies of the Company, (vi) propose, or publicly announce or otherwise disclose an intent to propose or publicly announce or otherwise disclose any request for permission or any consent in respect of, any of the foregoing, or (vii) advise, assist or encourage any other person or entity in connection with any of the foregoing, including without limitation any person or entity with respect to which any Restricted Person acts as investment advisor, fiduciary, agent or trustee.

Item 7.   Material to be Filed as Exhibits

          Ex-99 - Letter Agreement dated January 12, 1995.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 4 of this statement is true, complete and correct.

Date:  January 13, 1995



Signature:  /s/ Robert Price
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               Robert Price
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                                EXHIBIT INDEX
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EXHIBIT
  NO.                DESCRIPTION
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  99                 Letter Agreement dated January 12, 1995.